Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Chubb Limited (CB)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chubb Limited (CB)
Vote Yes: Item #14 – Shareholder Proposal on Paris Aligned Goals

Annual Meeting: May 19, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED:  Shareholders request that Chubb issue a report, at reasonable cost and omitting proprietary information, disclosing 1.5°C aligned medium and long-term GHG targets for its underwriting, insuring, and investment activities.

SUPPORTING STATEMENT:  Additionally, shareholders recommend the report disclose, at management discretion, a general timeline on which Chubb will:

•	Measure the emissions of its highest emitting business sectors; and
•	Set Paris-aligned 1.5°C targets for its highest emitting business sectors.

SUMMARY

Despite the growing global focus on climate change, greenhouse gas (“GHG”) emissions and climate-related risk continue to grow.1 A trend of record high emissions continued in 2022.2 These emissions, and subsequent climate warming, pose a major risk to the stability of the U.S. financial system and to insurers in particular.3 Munich Re estimates that 2021 was the second-most costly year on record for the world’s insurers with $120 billion in losses from natural catastrophes.4 Global insurance losses for natural catastrophes reached over $130 billion in 2022.5

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1 https://www.iea.org/news/global-co2-emissions-rebounded-to-their-highest-level-in-history-in-2021

2 https://www.iea.org/reports/co2-emissions-in-2022

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%
20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, p.1

4 https://money.usnews.com/investing/news/articles/2022-01-10/natural-disasters-cost-insurers-120-billion-in-2021-munich-re-says

5 https://www.reinsurancene.ws/natural-disasters-caused-over-130bn-global-insured-losses-in-2022-aon/#:~:text=A%20new%20Aon%20report%20has,record%20from%20an%20insurance%20perspective

2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

The insurance industry faces climate-related risk on two fronts: investment risk on the asset side of the balance sheet and underwriting risk, particularly in the property and casualty line, on the liability side.6 Despite growing risk, insurers, including Chubb Limited (“Chubb” or “the Company”) remain highly exposed to carbon emissions-intensive industries including oil, gas, coal, and utilities. In 2019, the U.S. insurance industry invested $582 billion in fossil fuel-related activities, an increase from $519 billion in 2018.7

Chubb is a leading insurer and investor in high-carbon activities and thus is contributing significant financed and insured emissions (“portfolio emissions”).8 Chubb’s bondholding and shareholding in coal alone amounts to $195 million.9 The Company has not disclosed any measurement of these emissions, nor has it set targets to reduce them. The emissions facilitated by Chubb’s underwriting and investment in high-carbon activities and companies add to the global inventory of greenhouse gas emissions and thereby contribute to climate change.

Chubb lags behind its peers in adopting net zero goals. Twenty-eight global insurers, including U.S.-based insurers, have committed to transition their insurance and reinsurance underwriting portfolios to net zero greenhouse gas emissions.10

Last year, a similar proposal received a vote of 72.2% support from shareholders, constituting $52 billion shares in support.11 Since that time, Chubb has not begun to measure or disclose its portfolio GHG emissions, set a target to reduce such emissions in alignment with the 1.5°C global Paris goal, or set a timeline for doing so.

Without measuring and disclosing its financed and insured emissions, neither Chubb nor its investors can understand the full range of the Company’s climate contribution. Further, Chubb’s failure to set climate goals for its portfolio emissions increases risk for Chubb in the form of growing climate-related catastrophe losses and regulatory exposure. It also increases climate-related portfolio risk to investors. A “Yes” vote on this Proposal is warranted.

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6 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

7 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

8 https://global.insure-our-future.com/2022-scorecard/, p.11

9 https://www.coalexit.org/investor/chubb

10 https://www.unepfi.org/net-zero-insurance/

11 https://www.asyousow.org/press-releases/2022/5/19/shareholders-support-climate-change-emissions-reduction-chubb

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

RATIONALE FOR A YES VOTE

1.	Chubb’s continued underwriting and investment in carbon-intensive activities escalates its financial and regulatory risk and increases risk to the climate and investor portfolios.

2.	Chubb does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment decisions in alignment with the Paris Agreement’s Net Zero goals.

3.	Chubb is falling behind peers in addressing the climate impact of its underwriting and investment activities and has not adequately responded to shareholders’ climate-related expectations.

DISCUSSION

1.	Chubb’s continued underwriting and investment in carbon-intensive activities escalates its financial and regulatory risk and increases risk to the climate and investor portfolios.

Chubb’s continued underwriting of and investment in carbon-intensive activities generates risk to the Company’s business. Chubb’s insurance operations, which constitute over 90% of its business by revenue,12 face risk from the escalating effects of climate change. In the third quarter of 2022 alone, the company’s pre-tax catastrophe losses were almost $1.2 billion, with $975 million resulting from claims related to Hurricane Ian.13 Chubb’s 2022 fourth quarter net income was about $1.3 billion, nearly 39% lower than the same period the prior year because of catastrophe losses and crop insurance losses (due to a below average crop year).14,15 This follows a larger U.S. trend. According to the National Oceanic and Atmospheric Administration, there were 18 individual weather and climate disaster events in the U.S. in 2022, with losses exceeding $1 billion each.16 Cumulative damage from these events was estimated at $165 billion, with insurers responsible for much of these losses. This compares to an annual average of $57.6 billion for the years 1980-2022.17

Chubb’s underwriting and investment decisions not only create risk for the Company but contribute to global climate impact by enabling carbon-intensive projects and companies, including those that use and emit fossil fuels. According to an Insure Our Future report on insurers’ exposure to the oil and gas sector, Chubb is one of the top providers of coverage to the oil and gas industry, surpassing peers like AIG and The Hartford.18 Additionally, Chubb’s bondholding and shareholding in coal alone amounts to $195 million.19

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12 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000896159/000089615923000007/cb-20221231.htm, p.48

13 https://www.artemis.bm/news/chubb-reports-1-2bn-of-cat-losses-for-q3-reinsurance-partners-to-take-share/

14 https://www.insurancejournal.com/news/national/2023/02/01/705576.htm

15 https://news.chubb.com/2023-01-31-Chubb-Reports-Fourth-Quarter-Per-Share-Net-Income-and-Core-Operating-Income-of-3-13-and-4-05,-Respectively-Consolidated-Net-Premiums-
Written-Up-11-9-,-or-16-0-in-Constant-Dollars,-with-P-C-Up-9-8-and-a-Combined-Ratio-of-88-0-,-or-85-9-Excluding

16 See ‘Hurricane Fallout’, https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

17 See ‘Hurricane Fallout’, https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

18 https://global.insure-our-future.com/2022-scorecard/

19 https://www.coalexit.org/investor/chubb

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and to develop a plan to shift significant portions of their portfolios to help facilitate a sustainable, decarbonized economy.20 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.21

In the United States, regulatory and legislative pressure on insurers to account for their climate-intensive activities and liabilities is increasing. For example, this year, the Federal Insurance Office requested information from insurance companies to assess the impact of their climate-related exposures on the availability, affordability, and sustainability of insurance in areas impacted by climate-driven weather events.22

In recent years, state governments have also begun focusing attention on the insurance industry’s climate-related risks and actions. For example, in 2019 California announced the first U.S. Sustainable Insurance Roadmap designed to reduce California’s climate risk.23 The roadmap includes actions to strengthen financial oversight and transparency on the climate-related risks of insurers. In 2019, Washington State conducted a climate risk survey requiring insurers to disclose the risk of climate change impacts in their annual filings.24 In 2021, the New York Department of Financial Services issued a guidance document requiring insurers to conduct climate risk stress tests with the goal of assessing the potential impact of climate change on insurers' financial strength and ability to meet their policyholder obligations.25 Massachusetts has issued a directive requiring insurance companies to either respond to a climate-risk disclosure survey or submit TCFD disclosures, and further initiated a task force dedicated to assessing the climate-related risk and resiliency of insurance companies operating in the state.26 Connecticut passed a law requiring the state insurance regulator to include emission reduction targets into its review of insurers and the potential risks they face.27

Taking action now to measure its insured and financed emissions and set 1.5°C-aligned targets to reduce them, will help ensure that Chubb reduces its growing regulatory and financial risk and its climate impact.

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20 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

21 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

22 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

23 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/California-Sustainable-Insurance-Roadmap-2022.pdf

24 https://www.insurance.wa.gov/sites/default/files/2020-07/climate-risk-disclosure-survey-reporting-year-2019-commissioner-kreidler-letter.pdf

25 https://www.dfs.ny.gov/system/files/documents/2021/11/dfs-insurance-climate-guidance-2021_1.pdf

26 https://www.mass.gov/info-details/climate-risk-and-resiliency-in-the-insurance-sector#task-force-on-climate-related-financial-disclosures-(tcfd)-

27 https://www.businessinsurance.com/article/20210617/NEWS06/912342605/Connecticut-bill-calls-for-regulation-of-insurers%E2%80%99-climate-risks

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

2.	Chubb does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment decisions in alignment with the Paris Agreement’s Net Zero goals.

Shareholders continue to be concerned over the lack of transparency Chubb has shown regarding measuring, disclosing, and reducing the full range of GHG emissions associated with its underwriting and investment activities. The United Nations Environment Program Finance Initiative notes that, for financial institutions, Scope 3 portfolio emissions constitute approximately 97% of the firm’s total emissions.28 This highlights the likely scale of Chubb’s unaddressed emissions. Chubb’s failure to measure and account for its financed and insured emissions leaves investors with insufficient knowledge of the climate impact of its underwriting and investment portfolios, and the extent to which the Company is mitigating such impact, impeding fully informed decision making.

Despite Chubb’s complaints, measuring insured and financed emissions is feasible. The Partnership for Carbon Accounting Financials (“PCAF”) and the United Nations-convened Net Zero Insurance Alliance (“NZIA”) have launched a global accounting standard to measure greenhouse gas emissions associated with insurance underwriting portfolios.29 This methodology “will enable [insurers] to begin to independently set science-based, intermediate targets for their respective insurance and reinsurance underwriting portfolios in line with a net-zero transition pathway…Now is the time for insurers to set ambitious and credible science-based decarbonization targets for their respective insurance portfolios.”30

3.	Chubb is falling behind peers in addressing the climate impact of its underwriting and investment activities and has not adequately responded to shareholders’ climate-related expectations.

Globally, Chubb’s peers are beginning to take action to address portfolio emissions, and Chubb continues to fall behind.31 Nineteen global insurers have committed to measure and disclose the GHG emissions associated with their underwriting and investment activities via the PCAF methodology. These members include Chubb peers Liberty Mutual, Aviva plc, Swiss Re, and MassMutual.32 Twenty-eight global insurers have joined the NZIA and have committed to transition emissions from their insurance and reinsurance underwriting portfolios to Net Zero by 2050.33 Under the NZIA, each company decides how it will achieve this objective.34 Chubb does not publicly acknowledge the importance of meeting the global 1.5°C goal, nor has it has adopted targets for its own insured and invested emissions to help achieve that goal.

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28 https://www.unepfi.org/themes/climate-change/recommendations-for-credible-net-zero-commitments-from-financial-institutions, p.7

29 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

30 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

31 https://insure-our-future.com/scorecard

32 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions

33 https://www.unepfi.org/net-zero-insurance/

34 https://www.unepfi.org/psi/wp-content/uploads/2021/07/NZIA-launch-press-release.pdf, p.1

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

In the U.S., peers have begun to adapt portfolio emissions reduction targets. For example, AIG has committed to reaching net zero GHG emissions across its underwriting and investments portfolios by 2050.35 AIG’s commitment includes using science-based emission reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement, and commitments to prohibit and phase out a range of coal, oil sands, and Arctic investment and underwriting activities.36 The Hartford also announced a goal of net Zero GHG emissions across its full range of businesses and operations by 2050.37 Other insurers setting net zero commitments include Allstate and MassMutual. 38, 39

According to Boston Consulting Group, insurers that more actively pursue net zero can enable a competitive advantage. This is because “first movers” that anticipate how markets are transitioning will be able to price better, provide customers with relevant new services, attract new funding, and address the growing consumer preference for low-carbon alternatives.40 Unfortunately, Chubb seems poised to miss this opportunity. The 2022 Insure Our Future report asserts that Chubb defies climate science and evidence by continuing to insure new oil and gas projects without significant exclusions.41 Chubb’s fossil fuel underwriting and investment ranking on the Insure Our Future Scorecard has declined year over year since 2020, reflecting its failure to prepare its business for transition.42

RESPONSE TO CHUBB BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, Chubb states that it: “shares the proponent’s goal of achieving a net zero economy by 2050.” Yet it argues that, “[w]e disagree that forcing Chubb to set targets related to the emissions produced by its insureds, rather than Chubb’s own emissions, would advance that goal.”

Investors support the goal of achieving a net zero economy by 2050. To achieve this goal, every company must take responsibility for the emissions produced through its business activities, including the indirect emissions which its business facilitates. As discussed above, limiting Chubb’s focus to its “own emissions” (by which it presumably means the Scope 1 and 2 emissions from its offices and electricity use) while ignoring the much larger emissions associated with its insuring, underwriting, and investing activities, would do little to achieve the global net zero goal. As discussed above, its direct emissions are vastly smaller than its insured and invested emissions, constituting only about 3% of its total Scope 1-3 emissions.43 Ignoring the vast majority of its Scope 3 emissions is unacceptable.

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35 https://www.businesswire.com/news/home/20220301005761/en/AIG-Commits-to-Net-Zero-Greenhouse-Gas-GHG-Emissions-Across-its-Underwriting-and-Investment-Portfolios-by-2050

36 https://aig.gcs-web.com/node/53226/pdf

37 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/

38 https://www.allstatenewsroom.com/news/the-allstate-corporation-announces-a-net-zero-emissions-commitment/

39 https://www.massmutual.com/about-us/news-and-press-releases/press-releases/2021/04/massmutual-announces-new-net-zero-commitments-that-address-climate-change

40 https://www.bcg.com/publications/2022/net-zero-insurance-companies-transformation

41 https://global.insure-our-future.com/2022-scorecard/, p.7

42 https://insure-our-future.com/company/chubb/

43 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf, p.7

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

Chubb frames the Proposal as unduly prescriptive arguing that “[t]o produce the report requested by the proposal, Chubb would be required to set targets related to the emissions produced by the hundreds of thousands of individual consumers and private, public and governmental entities that it insures.”

This incorrectly presumes the Proposal requires any specific actions from Chubb. In fact, under the Proposal Chubb can decide the most effective means of accomplishing its 1.5°C goal. Investors assume that Chubb will focus first on the areas which contribute most significantly to its portfolio emissions, not by measuring and creating policies for the smallest activities it insures. Chubb has already begun focus on its most carbon emissions activities with its coal and tar sands policies and recent oil & gas underwriting policies, each of which will contribute to reducing its portfolio emissions in some measure.

Chubb argues that it cannot measure its portfolio emissions and argues that Proposal would have it measure individual cell phone purchases or travel policies.

Again, this is not the case. Investors have no interest in requiring Chubb to do the impossible or the unnecessary. This Proposal asks Chubb to set targets based on accepted methodologies, including existing methodologies to measure its Portfolio emissions. As discussed in Section 2 above, frameworks exist for measuring and modelling insured, underwriting, and invested emissions. Such methodologies do not require measuring small individual actions. Other insurers, including peer U.S.-based insurers, are already measuring emissions and setting targets based on those measurements. To wait until emissions measurement techniques are perfect would mean that no company would ever act to reduce its emissions.

Chubb argues that “it has no control over its insureds’ emissions and no basis to know how any change in any of its underwriting or investment activity would reduce its insureds’ emissions or could be aligned with the Paris Agreement.”

This objection is not well-founded and, in fact, is in direct conflict with Chubb’s own actions and statements. For example, Chubb has “announced new underwriting criteria for oil and gas extraction projects that it states will require clients to reduce methane emissions.”44 The policy itself is an acknowledgment that Chubb’s actions, including its underwriting criteria, will influence its insureds’ activities. We agree that the effect of this underwriting criteria remains unclear since Chubb has not estimated or disclosed its probable emissions reductions. We note, however, that failing to measure is not the same as not being able to measure.

Chubb argues that “assuming that we could accurately measure Scope 3 emissions for all of our insureds, the proposal provides no basis for understanding what a Scope 3 “target” aligned with the Paris Agreement would be or how any such target could advance the reduction in GHG emissions sought by the proponent.”

This is a surprising statement given the recent investor and company work to align with the global Paris 1.5°C goal. Although the Proposal does not require any specific annual reductions other than to align with this global goal, the following entities provide guidelines for Chubb to apply:

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44 https://news.chubb.com/2023-03-22-Chubb-Announces-New-Climate-and-Conservation-Focused-Underwriting-Standards-for-Oil-and-Gas-Extraction (emphasis added).

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

The IPCC has demonstrated that to keep global temperatures below 1.5 degrees Celsius, global emissions must be reduced by approximately 45% by 2030 from 2010 levels.45 The Science Based Targets Initiative suggests that companies should therefore reduce their own emissions by approximately 4% per year to align with those global reductions.46 Thus, while a transition plan by Chubb may call for more or fewer reductions in any given year, the trajectory itself is clear. Actual reductions will depend on the policies Chubb puts in place and when it does so.

Chubb states, “[t]o the extent that the proposal seeks to force Chubb to set limits on insuring some specific activity, such as insuring fossil fuel extraction, refining or use, such a limit has no connection to the actual production of GHG emissions.

This objection misconstrues the Proposal, which does not advocate for a limitation on fossil fuels. Instead, the Proposal supports setting forward-looking targets in line with an orderly transition toward the global Net Zero Paris goal. Indeed, effective transition planning promises to be significantly less disruptive and more cost-effective than being caught flat-footed by burgeoning and costly climate events and tightening global regulations. Setting 1.5° aligned targets would enable Chubb to reduce growing risk to its own profitability, while accelerating climate transitions across the real economy, itself an important risk mitigation strategy.

Chubb’s opposition states that setting scope 3 targets for its insured clients is an impractical and ineffective way to meaningly contribute to meet Net Zero targets and reduce global GHG emissions. Specifically, Chubb states:

Chubb believes the most effective use of its resources to support society’s transition to net zero involve focusing on the impact we can have on our broad client base to support their respective transitions. We have more influence over the climate risks related to our clients’ insurable activity when we use our risk management expertise to support their transition than if we end the business relationship altogether.

The Proposal, however, does not require ending business relationships. Proponent agrees with the statement that helping clients to transition is important. Chubb is certainly free to support its client’s transitions and it is to be applauded for doing so. At some point, Chubb may need to respond to non-transitioning companies; it can do so by introducing incentives, more ambitious sectoral policies, or other accountability measures to drive insureds’ emission reductions. We note that a commitment to strengthened sectoral targets can signal to clients and investors that Chubb is driving forward on its timebound decarbonization pathway in line with a net zero by 2050 economy. Measuring and disclosing its emissions annually, and adopting a plan to proactively reduce emissions, will help it to do so.

Chubb also cites various climate-related activities it has undertaken -- including its new underwriting criteria and existing coal and tar sand policies – to indicate that it is making sufficient climate progress and thus the Proposal is unnecessary.

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45 https://unfccc.int/news/climate-commitments-not-on-track-to-meet-paris-agreement-goals-as-ndc-synthesis-report-is-published

46 https://sciencebasedtargets.org/resources/files/Target-Validation-Protocol.pdf, p.22

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2023 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

While Chubb has taken certain steps to reduce climate risk, investors are unsure what reductions these policies are likely to achieve and by when. Without a stated emissions reduction goal, it is unclear whether Chubb is taking responsibility for aligning its portfolio emissions with global goals or not. Both Chubb and its investor will benefit by Chubb stating its intention to align with global goals and then beginning to reduce its climate risk and climate contributions in alignment with those goals.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Chubb’s underwriting and investing activities are climate-intensive, the Company has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris Agreement’s goals, and it is currently lagging peers on climate action. These factors generate company and portfolio risk. Chubb does not give shareholders full transparency on its climate footprint and lacks a roadmap for how it plans to transition successfully to a low-carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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